January 15, 2026
FOLEY & LARDNER LLP
ATTORNEYS AT LAW
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

Via EDGAR System

Ken Ellington U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Re:
Review Annual Report on Form N-CSR
Dear Mr. Ellington:
On behalf of our client, FMI Funds, Inc., a Maryland corporation (Investment Company Act File No. 811-07831), we discussed comments on the 2025 Annual Report on Form N-CSR.  Set forth below are responses to the comments.  The staff’s oral comments are summarized in bold italics, and following the comments are the responses, in regular type.
1.
With regard to the line graph in the TSRs, Instruction 1(d) of Item 27A.(d)(2)(i) of Form N-1A provides the following:  “(d) Base the line graph on the Fund’s required minimum initial investment if that amount exceeds $10,000.”  With regard to the Institutional Class, the minimum initial investment is $100,000, and it appears the line graph for the Institutional Class does not use the $100,000 minimum.
Response: The Registrant acknowledges the comment, and will ensure in future filings that the $100,000 minimum initial investment is used for the line graph for the Institutional Class.
2.
With regard to the Statements of Assets and Liabilities the Funds have a line item “Dividends, interest and other receivables.”  The other receivables should be broken out separately.  See Article 6-04(5) of regulation S-X.
Response: The Registrant acknowledges the comment, and will ensure in future filings that the other receivables are broken out separately.
3.
We note the significant ownership of the investment adviser and its affiliates in the Global Fund.  Ensure that large shareholder risk is addressed in the prospectus and summary prospectus.
Response: The Registrant will ensure that this risk is added to the prospectus and summary prospectus.
If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer
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